                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         GIBRALTAR PACKAGING GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   374758-100
                            -----------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan, Graev & Karabell, LLP
                              30 Rockefeller Plaza
                                   41st Floor
                            New York, New York 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) and (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

-------------------------------                      ---------------------------
CUSIP No.   374758-100               SCHEDULE 13D      Page  2  of  9  Pages
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership) 13-337-6808
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /

                                                                    (b) / /
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                SC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                California
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                                    274,739
                   -------------------------------------------------------------
    NUMBER OF          8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY                     -0-
     OWNED BY      -------------------------------------------------------------
       EACH            9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITh                     274,739
                   -------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                274,739
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

          CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 9 Pages

                                  SCHEDULE 13D

Issuer:  Gibraltar Packaging Group, Inc.               CUSIP Number:  374758-100

--------------------------------------------------------------------------------

Preliminary Note

      All information set forth herein has been adjusted to reflect a change in the name and address of the reporting person.

Item 2. Identity and Background.

      This statement is being filed by Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership) (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners (f/k/a Chemical Venture Partners), a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

      Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Messrs. Ferguson and Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                              John R. Baron
                              Mitchell J. Blutt, M.D.
                              Arnold L. Chavkin
                              David L. Ferguson
                              Michael R. Hannon
                              Donald J. Hofmann
                              Stephen P. Murray
                              Brian J. Richmand
                              Shahan D. Soghikian
                              Jeffrey C. Walker
                              Damion E. Wicker, M.D.

      Mr. Ferguson's principal business office address is c/o Chase Capital Partners, 840 Apollo Street, Suite 223, El Segundo, California 90245. Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

      Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chemical Capital Corporation, a New York corporation ("Chemical Capital"), CCP Principals, L.P. (f/k/a CVP Principals, L.P.), a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chemical Capital is a wholly owned subsidiary of The Chase Manhattan Corporation (f/k/a Chemical Banking Corporation), a Delaware corporation, whose principal business office is located at the same address as CVCA. The general partner of each of Principals and European Principals is Chemical Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations of each executive officer of Chemical Capital, each of whom is a U.S. citizen.

                                Page 3 of 9 Pages

                                  SCHEDULE 13D

Issuer:  Gibraltar Packaging Group, Inc.               CUSIP Number:  374758-100

--------------------------------------------------------------------------------

      The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

      To CVCA's knowledge, the response to Items 2(d) and (e) of Schedule 13D is negative with respect to CVCA and all persons regarding whom information is required hereunder by virtue of CVCA's response to Item 2.

      Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chemical Capital, Chemical Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

      *1. Agreement and Plan of Reorganization, dated as of April 28, 1993, among the Issuer, Acquisition, Holdings, Niemand, CVCA and the Other Shareholders (without Exhibits or Appendices).

      *2. Letter Agreement, dated April 28, 1993, between the Issuer and CVCA.
___________
* Filed previously


      *3. Registration Rights Agreement, dated as of April 28, 1993, among the Issuer, CVCA and the Other Shareholders.

      *4. Agreement Among Shareholders, dated as of April 28, 1993, among CVCA and the Other Shareholders.

SCHEDULE A

      Item 2 information for executive officers and directors of Chemical
Capital.

SCHEDULE B

      Item 2 information for executive officers and directors of Chase.


                                Page 4 of 9 Pages
______________
* Filed previously

                                  SCHEDULE 13D

Issuer:  Gibraltar Packaging Group, Inc.               CUSIP Number:  374758-100

--------------------------------------------------------------------------------

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1997                 CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                        By:  CHASE CAPITAL PARTNERS,
                                             its General Partner


                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:   Jeffrey C. Walker
                                            Title:  Managing General Partner


                                Page 5 of 9 Pages

                                  SCHEDULE 13D

Issuer:  Gibraltar Packaging Group, Inc.               CUSIP Number:  374758-100

--------------------------------------------------------------------------------

                                                                      SCHEDULE A

                          CHEMICAL CAPITAL CORPORATION

                               Executive Officers
                               ------------------

President                                 Jeffrey C. Walker**

Executive Vice President                  Mitchell J. Blutt, M.D.**

Vice President & Secretary                Gregory Meridith*

Vice President & Treasurer                Donna L. Carter**

Assistant Secretary                       Robert C. Carroll*

                                    Directors

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

----------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York,
      New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue,
      12th Floor, New York, NY 10017.


                                Page 6 of 9 Pages

                                  SCHEDULE 13D

Issuer:  Gibraltar Packaging Group, Inc.               CUSIP Number:  374758-100

--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*
                               ------------------

                       Walter V. Shipley, Chairman and CEO
                     Edward D. Miller, Senior Vice Chairman
                     Thomas G. Labrecque, President and COO
                     William B. Harrison, Jr., Vice Chairman

                                   Directors**
                                   ---------

                                    Principal Occupation or Employment;
Name                                Business or Residence Address
----                                -----------------------------
Frank A. Bennack, Jr.               President and Chief Executive Officer
                                    The Hearst Corporation
                                    959 Eighth Avenue
                                    New York, NY  10019

Susan V. Berresford                 President
                                    The Ford Foundation
                                    320 East 43rd Street
                                    New York, NY  10017

M. Anthony Burns                    Chairman, President and CEO
                                    Ryder System, Inc.
                                    3600 N.W. S2nd Avenue
                                    Miami, FL  33166

H. Laurance Fuller                  Chairman of the Board and Chief Executive
                                      Officer
                                    Amoco Corporation
                                    200 East Randolph Drive
                                    Chicago, IL  60601

----------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

**    Each of the persons named below is a citizen of the United States of

      America.


                                Page 7 of 9 Pages

                                  SCHEDULE 13D

Issuer:  Gibraltar Packaging Group, Inc.               CUSIP Number:  374758-100

--------------------------------------------------------------------------------

                                    Principal Occupation or Employment;
Name                                Business or Residence Address
----                                -----------------------------
Melvin R. Goodes                    Chairman of the Board and
                                     Chief Executive Officer
                                    Warner-Lambert Company
                                    201 Tabor Road
                                    Morris Plains, NJ  07950

William H. Gray, III                President and Chief Executive Officer
                                    United Negro College Fund, Inc.
                                    8260 Willow Oaks Corporate Drive
                                    P.O. Box 10444
                                    Fairfax, VA 22031

George V. Grune                     Retired Chairman and Chief Executive
                                     Officer the Reader's Digest
                                     Association, Inc.
                                    Chairman of the Board
                                    The DeWitt Wallace-Reader's Digest Fund
                                    Lila Wallace-Reader's Digest Fund
                                    2 Park Avenue, 23rd Floor
                                    New York, NY  10016

William B. Harrison, Jr.            Vice Chairman of the Board
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, NY  10017-2070

Harold S. Hook                      Chairman of the Board
                                    American General Corporation
                                    2929 Allen Parkway
                                    Houston, TX  77019

Helene L. Kaplan                    Of Counsel
                                    Skadden, Arps, Slate, Meagher & Flom
                                    919 Third Avenue - Room 29-72
                                    New York, NY 10022

Thomas G. Labracque                 President and Chief Operating Officer
                                    The Chase Manhattan Corporation

                                    270 Park Avenue, 8th Floor
                                    New York, NY  10017-2070

J. Bruce Llewellyn                  Chairman of the Board
                                    The Philadelphia Coca-Cola Bottling Company,
                                    The Coca-Cola Bottling Company of
                                     Wilmington, Inc. and Queen City
                                     Broadcasting, Inc.
                                    The Philadelphia Coca-Cola Bottling Company
                                    30 Rockefeller Plaza, 29th Floor
                                    New York, New York 10112


                                Page 8 of 9 Pages

                                  SCHEDULE 13D

Issuer:  Gibraltar Packaging Group, Inc.               CUSIP Number:  374758-100

--------------------------------------------------------------------------------

                                    Principal Occupation or Employment;
Name                                Business or Residence Address
----                                -----------------------------
Edward D. Miller                    Senior Vice Chairman of the Board
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, NY  10017-2070

Edmund T. Pratt, Jr.                Chairman Emeritus
                                    Pfizer Inc.
                                    Astors Lane
                                    Port Washington, NY  11050

Henry B. Schacht                    Chairman of the Board and
                                     Chief Executive Officer
                                    Lucent Technologies, Inc.
                                    600 Mountain Avenue - Room 6A511
                                    Murray Hill, NJ 07974

Walter V. Shipley                   Chairman of the Board and Chief
                                    Executive Officer
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, NY  10017-2070

Andrew C. Sigler                    Retired Chairman of the Board
                                     and Chief Executive Officer
                                    Champion International Corporation
                                    1 Champion Plaza
                                    Stamford, CT 06921


John R. Stafford                    Chairman, President and Chief
                                     Executive Officer
                                    American Home Products Corporation
                                    Five Giralda Farms
                                    Madison, NJ  07940

Marina v.N. Whitman                 Professor of Business Administration
                                     and Public Policy
                                    The University of Michigan
                                    School of Public Policy
                                    411 Lorch Hall, 611 Tappan Street
                                    Ann Arbor, MI 48109-1220


                                Page 9 of 9 Pages